UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

June 5, 2012

Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

June 5, 2012	By:	/s/ Andrew D. Grasby
		Name:	Andrew D. Grasby
		Title:	Senior Vice President, General Counsel & Corporate Secretary

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EXHIBIT INDEX

Exhibit No.

99.1	Fourth Supplemental Note Indenture dated May 31, 2012 between Pengrowth Energy Corporation, NAL Energy Corporation and Computershare Trust Company of Canada
99.2	Third Supplemental Note Indenture dated February 21, 2012 between NAL Energy Corporation and Computershare Trust Company of Canada
99.3	Amended and Restated Note Indenture between NAL Energy Corporation and Computershare Trust Company of Canada (Dated August 28, 2007, as Amended and Restated on December 31, 2010)

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